Exhibit (d)(1)

Investment Agreement

among

Elster Group SE

Frankenstr. 362

45133 Essen

Germany

(“Elster”)

Mintford AG

Benrather Straße 18-20

40213 Düsseldorf

Germany

(“Bidder”)

and

Melrose PLC

Leconfield House

Curzon Street

London W1J 5JA

United Kingdom

(“Melrose”)

(Elster, Bidder and Melrose each also a “Party”, collectively the “Parties”)

Table of Contents

Recitals		5
1.	Announcement of the Tender Offer	7
2.	Conduct of the Tender Offer and the Rights Issue	7
3.	Recommendation of the Tender Offer by the Administrative Board	12
4.	Financing	14
5.	Merger Control Proceedings and Other Regulatory Requirements	18
6.	Non-Solicitation	19
7.	Conduct pending Completion of the Tender Offer	21
8.	Bidder’s and Melrose’s Intentions following the Acceptance Time	22
9.	Board Composition / Managing Directors	24
10.	Share and Option Plans	26
11.	Intentions regarding possible Post Tender Offer Measures	27
12.	Term, Termination	27
13.	Miscellaneous	31

DEFINED TERMS

“Acceptance Time”

means the day and time on which Bidder issues a press release stating that Bidder, pursuant to the Tender Offer, accepts for payment all Company Ordinary Shares (as defined in Recital (A) below) and Company ADSs (as defined in Recital (A) below) validly tendered and not properly withdrawn pursuant to the Tender Offer (as defined in Recital (F) below);

“agreed form”

means the document in a form agreed by the Parties and initialled for the purposes of identification only by Melrose’s legal advisors on behalf of Melrose and Elster’s legal advisors on behalf of Elster and as amended from time to time in accordance with the terms of this Agreement;

“Antitrust Authority”

means the Commission, the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, the Russian Federal Antimonopoly Service, the Ukrainian Anti-Monopoly Committee and any other governmental authority with responsibility for antitrust or competition laws;

“Ancillary Facility”	has the meaning given under the New Facilities Agreement;

“Availability Period”	has the meaning given under the New Facilities Agreement;

“Business Day”	means a day (other than a Saturday or Sunday) on which banks are open for business in New York City, London (other than solely for trading and settlement in Euro) and Frankfurt am Main;

“Commission”	means the European Commission;

“Company Shares”	means the Company Ordinary Shares and the Company ADSs, collectively or individually, as the context requires;

“Competing Elster Transaction”	means any inquiry, proposal or offer relating to, or that could reasonably be expected to lead to, a merger or business combination or other transaction involving any third party:

(i)

in respect of or for all or a significant proportion (being 30% or more when aggregated with shares already held by such third party and any person acting in concert within the meaning of Section 30 of the Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - WpÜG) with that third party) of the share capital or voting rights of Elster; or

(ii)

in respect of assets (including equity securities of any subsidiary of Elster) or businesses that constitute or contribute to 30% or more of the Elster Group’s consolidated revenues, net income or total assets, in each case howsoever it is proposed that such transaction be implemented (and whether or not subject to any (pre-) conditions);

“Cost Compensation Agreement”	means the cost compensation agreement between Melrose and Elster dated 31 May 2012;

“Domination Agreement”	means a domination and/or profit and loss transfer agreement (Beherrschungs- und/oder Ergebnisabführungsvertrag) pursuant to Sections 291 et seq. of the Stock Corporation Act;

“Elster Borrower”

means each of Elster, Elster GmbH, Elster Holdings US Inc., Elster Holdings UK Limited, Elster Holdings Netherlands B.V. and Elster Finance B.V. and any other member of the Elster Group that is a borrower under the Elster Existing Facilities Agreement;

“Elster Group”	means Elster and its subsidiaries from time to time within the meaning of Section 17 of the Stock Corporation Act;

“Enlarged Group”	means the Melrose Group following the Acceptance Time;

“EU Merger Regulation”	means Council Regulation (EC) 139/2004;

“Group”	means the Elster Group or the Melrose Group, as the context requires;

“HSR Act”	means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder;

“Indemnification Agreement”	means the indemnification agreement between Melrose and Elster dated 28 June 2012;

“Intervening Event”

means an event or circumstance relating to Melrose or Elster, as the context requires, occurring or arising after the date hereof, that was not known (or if known, the consequences of which were not known) to the board of directors of Melrose or the Administrative Board, as the context requires, as at the date hereof;

“Melrose General Meeting”	means the general meeting of the shareholders of Melrose convened pursuant to the Circular (as defined in Section 2.2.3 below);

“Melrose Group”	means Melrose and its subsidiaries from time to time within the meaning of Section 17 of the Stock Corporation Act;

“Member State”	means a member state of the European Union;

“Non-Disclosure Agreement”	means the non-disclosure agreement between Melrose and Elster dated 14 May 2012;

“Rights Issue”	means the proposed issue by Melrose of new ordinary shares of 14/55 pence each on the terms and subject to the Prospectus;

“Stock Corporation Act”	means the German Stock Corporation Act (Aktiengesetz - AktG);

“UKLA”	means the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for listing under Part VI of the UK Financial Services and Markets Act 2000;

“US Business Day”	has the meaning of “business day” as defined in, and calculated according to, Rule 14d-1(g)(3) of the Exchange Act; and

“Working Hours”	means 9.30 am to 5.30 pm CE(S)T on a Business Day.

RECITALS

(A)                               Elster is a European public limited liability company (Societas Europaea, SE) with registered seat in Essen, Germany, registered with the commercial register of the local court of Essen under registration number HRB 22030. As of the date hereof, the registered share capital of Elster amounts to EUR 28,220,041 and is divided into 28,220,041 ordinary shares with a nominal value of EUR 1.00 per ordinary share (each a “Company Ordinary Share”, collectively the “Company Ordinary Shares”). The Company Ordinary Shares are represented by American Depositary Shares (the “Company ADSs”), which are issued under a deposit agreement among Elster, Deutsche Bank Trust Company Americas and the holders and beneficial owners of Company ADSs, as in effect as of the date hereof (the “Deposit Agreement”). Each Company ADS represents one-fourth of a Company Ordinary Share. The Company ADSs are traded on the New York Stock Exchange (the “NYSE”) and on the OTC market (Freiverkehr) on the stock exchanges of Berlin, Frankfurt am Main, Stuttgart and the Tradegate Exchange. Senior notes issued by Elster Finance B.V. (a wholly-owned subsidiary of Elster), which have a coupon of 6.25% and will mature in April 2018 (the “Senior Notes”) under an indenture expressed to be governed by New York law dated 21 April  2011 (the “Senior Notes Indenture”), are listed on the Luxembourg Stock Exchange.

(B)                               Principal shareholder of Elster is Rembrandt Holdings S.A. (“Rembrandt”), which owns 17,412,069 Company Ordinary Shares and, through its wholly-owned subsidiary Nachtwache Reserve GmbH, 531,025 Company ADSs, which together correspond to approximately 62.17 % of the total share capital of Elster. Members of the administrative board of Elster (the “Administrative Board”) own a total of 2,229,360 Company ADSs, corresponding to approximately 1.97 % of the total share capital of Elster.

(C)                               As of the date hereof, there are no Company Ordinary Shares (or options or similar rights to acquire Company Ordinary Shares) other than those owned by Rembrandt outstanding that are not otherwise represented by Company ADSs, except that holders of Company ADSs have the right to convert such Company ADSs into the underlying Company Ordinary Shares pursuant to the terms of the Deposit Agreement. The Company Ordinary Shares are neither listed nor traded on any securities exchange or inter-dealer quotation system.

(D)                               Melrose is a public limited company with registered office at Precision House, Arden Road, Alcester B49 6HN, UK, registered in England and Wales under the registration number 4763064. As of the date hereof, Melrose’s issued share capital amounts to GBP 1,074,713.89divided into 422,209,012 ordinary shares. Melrose’s shares are traded on the London Stock Exchange (ISIN GB00B464F978) under the trading symbol MRO.

(E)                                Melrose’s track record is built on the twin cores of Melrose’s strategy of acquiring high quality manufacturing businesses with exposure to strong end markets which have the opportunity to be developed and improving them by a mixture of investment, operational improvements and changed management focus. Melrose’s approach is to operate the members of the Melrose Group as separate independent entities and not to merge or otherwise combine them with other members of the Melrose Group. Melrose is not a passive investor and its senior executives work closely with the business managers to support the development of the portfolio companies. This includes long term strategic planning. Melrose expects to challenge and be challenged as it works in tandem with management teams to improve the growth prospects of its portfolio. Management teams are given incentive arrangements that align their interests with shareholders so that they will benefit from the post acquisition value creation process. Melrose finances its acquisitions in such a way as to give it flexibility to improve its businesses. It does not saddle its businesses with high levels of debt. Melrose will support its management teams in investing in new product developments, making bolt-on acquisitions and pursuing organic growth to ensure the success of their businesses. The expected result is an improvement in operational and financial performance of the portfolio company.

The proposed acquisition of Elster fits well with this strategy and Melrose believes that Elster and all its stakeholders, including the shareholders, employees and customers, will benefit from Melrose and its investment approach. Melrose believes that Elster is a good manufacturing business with further potential, which serves strong end markets with good long term demand drivers such as growing global energy demand, energy efficiency and conservation and, of increasing importance, safety. Moreover, Elster has good earnings visibility and low customer dependence. Melrose believes there are further business development opportunities for Elster to improve efficiency, both of which are expected to improve Elster’s financial performance. Melrose believes through its experience it can assist the operational management of Elster to improve its performance. It is intended by Melrose that, following the Acceptance Time, the Administrative Board together with the Elster management team examine and further develop the Elster business plan. Melrose plans to support Elster’s management team to grow the Elster business to its fullest potential in accordance with that business plan. Melrose has a track record of working with management teams to develop such plans and deliver top tier operational performance from its investments. Melrose believes the same opportunities are available at Elster.

(F)                                 Melrose intends, on the terms and subject to the conditions set forth herein, to cause Bidder to commence (within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)), a public tender offer (the “Tender Offer” or the “Transaction”) to purchase all of the issued and outstanding (i) Company ADSs at an offer price in the amount of US$ 20.50 per Company ADS in cash (the “ADS Offer Price”) and (ii) Company Ordinary Shares at an offer price in the amount of US$ 82.00 per Company Ordinary Share in cash (the “Ordinary Share Offer Price” and together with the ADS Offer Price, the “Offer Price”). The Transaction will be funded through a mixture of new equity and new debt, approximately: USD 1.9 billion (GBP 1.2 billion) from the proceeds of the fully underwritten Rights Issue and USD 0.4 billion (GBP 0.25 billion) from an acquisition tranche under a new multi-currency term and revolving credit facilities agreement.

(G)                               The ADS Offer Price exceeds the average price of USD 14.87 per Company ADS for the three months ending on 11 June 2012, that last date prior to the date on which news articles were published reporting rumours that Elster was considering a potential transaction, and, thus, represents a premium of 37.8% on such price. The Administrative Board has mandated Deutsche Bank AG and Rothschild GmbH, and the independent members of the Administrative Board have mandated Houlihan Lokey Financial Advisors, Inc., as external financial advisors (collectively, the “Investment Banks”) to render opinions regarding the fairness of the ADS Offer Price and/or the Ordinary Share Offer Price. The Investment Banks have each on 28 June 2012 rendered an opinion, based on and subject to the qualifications, limitations and assumptions set forth therein and the circumstances known by such Investment Banks as of the date of such opinion, to the effect that, as of such date, the ADS Offer Price and/or the Ordinary Share Offer Price is fair, from a financial point of view, to the holders of the Company ADSs and/or Company Ordinary Shares, respectively, in each case, other than Rembrandt Holdings S.A. and its affiliates.

(H)                              On the date hereof, Rembrandt and Melrose have entered into an irrevocable undertaking under which Rembrandt agrees to tender its Company Ordinary Shares into the Tender Offer and Nachtwache Reserve GmbH and Melrose have entered into an irrevocable undertaking under which Nachtwache Reserve GmbH agrees to tender its Company ADSs into the Tender Offer. In addition, on the date hereof, Howard Dyer, Simon Beresford-Wylie and Thomas Preute and Melrose have entered into irrevocable undertakings under which such individuals agree to tender their Company ADSs into the Tender Offer.

(I)                                   In the Circular (as defined below in Section 2.2.3 below) the directors of Melrose have stated their intention to vote in favour of the Resolutions (as defined in Section 2.2.3 below) in respect of their own beneficial holdings of Melrose shares.

(J)                                   This agreement (the “Investment Agreement”) sets out the principal terms and conditions and the mutual understanding of the Parties with respect to the Transaction, the transaction structure and the future organisational and corporate governance structure of the Elster Group.

(K)                              On the date hereof and after due consideration, the Administrative Board has determined that the proposed Transaction and the post-transaction strategy as set out in Section 8 below are likely to benefit Elster and are therefore in the best interests of Elster’s stakeholders, including shareholders, employees and customers. On this basis, the Administrative Board has (i) approved the Transaction as far as it concerns Elster, authorised the Elster’s managing directors to enter into this Investment Agreement and (ii) resolved to recommend that the Elster shareholders accept the Tender Offer and tender the Company Shares that they hold into the Tender Offer.

(L)                                Prior to the date hereof and after due consideration, the board of directors of Melrose (the “Melrose Board”) has determined that the proposed Transaction and the post-transaction strategy to be implemented on the terms set out in this Investment Agreement are likely to benefit Melrose and are therefore in the best interests of Melrose’s shareholders, employees and customers. On this basis, the Melrose Board has approved this Investment Agreement and supports the Transaction.

(M)                            On these bases, the Parties are interested in pursuing the Transaction and therefore wish to enter into this Investment Agreement which, in particular, sets forth on the one hand the terms of Elster’s involvement in the Transaction and the support of the Tender Offer by the Administrative Board in accordance with applicable law, and on the other hand sets forth the agreement between the Parties as to the content of the Tender Offer and Melrose’s and the Bidder’s commitments and intentions with regard to the period following completion of the Tender Offer.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

1.                                      ANNOUNCEMENT OF THE TENDER OFFER

Immediately following the execution of this Investment Agreement,

(i)                                     Melrose shall issue the agreed form press statement to the public; and

(ii)                                  Elster shall issue the agreed form press statement to the public.

2.                                      CONDUCT OF THE TENDER OFFER AND THE RIGHTS ISSUE

2.1                               The Tender Offer shall be conducted in accordance with the following provisions:

2.1.1                     Provided that this Investment Agreement shall not have previously been terminated in accordance with Section 12.2 below, Bidder shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Tender Offer to purchase for cash all the issued and outstanding Company ADSs at the ADS Offer Price and Company Ordinary Shares at the Ordinary Share Offer Price as promptly as reasonably practicable following the execution of this Investment Agreement on a date (the “Agreed-upon-Date”) to be mutually agreed by Melrose and Elster (such date to be in any case by 5:30 p.m. New York City time on 20 July 2012).

2.1.2                     On the date of commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Tender Offer (such date, the “Commencement Date”), Bidder shall and Melrose shall cause Bidder to

(i)                                     file with the Securities and Exchange Commission (the “SEC”), in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO which shall include as exhibits the Offer to Purchase, forms of letters of transmittal, a form of summary advertisement and other ancillary Tender Offer documents and instruments required by the Exchange Act, pursuant to which the Tender Offer will be made (collectively, and including any supplements, amendments or exhibits thereto, the “Tender Offer Documents”); and

(ii)                                  disseminate the Tender Offer Documents to Elster’s shareholders as and to the extent required by the Exchange Act, the SEC, the NYSE or their staff.

2.1.3                     The terms and conditions of the Tender Offer as set forth in the Tender Offer Documents shall be consistent with the terms and conditions set out in this Investment Agreement including the Offer Conditions (as defined in Section 2.1.4 below) unless previously approved by Elster in writing. Elster and its counsel shall be given a reasonable opportunity to review and comment upon the Tender Offer Documents before they are filed with the SEC, and Melrose shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Elster and its counsel. Unless otherwise consented to by Elster, Melrose shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Tender Offer, (iii) impose additional conditions to the Tender Offer other than the Offer Conditions, (iv) extend the Expiration Date other than in accordance with this Investment Agreement and (v) use any Confidential Information (as defined in the Non-Disclosure Agreement) except released by Elster pursuant to Section 3.9 below and except Confidential Information required to be set forth in the Tender Offer Documents describing the Transaction and the discussions between the Parties in relation to the Transaction.

2.1.4                     The obligation of Bidder to accept for payment or pay for any Company Shares validly tendered in the Tender Offer and not properly withdrawn shall be subject to the satisfaction or waiver of the conditions set forth in Exhibit 2.1.4 (the “Offer Conditions”). The Offer Conditions set forth under lit. (ii) (a) and (b) (antitrust clearances under HSR Act and in the EU) of Exhibit 2.1.4 may only be waived by Bidder with Elster’s prior written consent and the remaining Offer Conditions may be waived by Bidder in its sole discretion.

2.1.5                     Subject to the satisfaction or waiver of the Offer Conditions in accordance with Section 2.1.4 as of the Expiration Date (as defined in Section 2.1.6 below), Bidder shall, promptly after the Expiration Date, accept for payment and pay for all Company Shares validly tendered and not properly withdrawn pursuant to the Tender Offer. The applicable Offer Price payable in respect of each Company Share validly tendered and not properly withdrawn pursuant to the Tender Offer shall be paid net to the holder of such Company Share in cash, without interest, subject to any withholding of taxes required by applicable law. The Offer Price shall be automatically adjusted to the extent appropriate to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization, a change in the number of Company Shares, or other similar transactions with respect to Company Shares occurring or having a record date on or after the date hereof and prior to the payment by Bidder for the Company Shares.

2.1.6                     Unless extended in accordance with the terms of this Investment Agreement, the Tender Offer shall expire at midnight on the date that is twenty (20) US Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following the Commencement Date (the “Initial Expiration Date”) or, if the Initial Expiration Date has been postponed in accordance with this Investment Agreement, the date to which the Initial Expiration Date has been so postponed (the Initial Expiration Date, or such later date to which the Initial Expiration Date or any subsequently scheduled Expiration Date has been postponed the “Expiration Date”).

2.1.7                     Subject to Sections 2.1.8 and 2.1.9 below, Bidder shall be permitted and required to extend the Tender Offer, and the Expiration Date shall be so postponed, from time to time only as follows (and Bidder shall not extend the Tender Offer for any other reason without the prior written consent of Elster not to be unreasonably withheld or delayed):

(i)                                     if on the Initial Expiration Date or any other then-scheduled Expiration Date any of the conditions of the Tender Offer (including the Offer Conditions) have not been satisfied or, to the extent permitted under Section 2.1.4 above, waived by Bidder, then Bidder shall extend the Tender Offer for successive periods of not more than twenty (20) US Business Days each (each extension to be five (5) US Business Days or a multiple of five (5) US Business Days) in order to seek to permit the satisfaction of such condition or conditions or, to the extent permitted, the waiver of such condition or conditions, or

(ii)                                  for any period required by any applicable U.S. federal securities laws and the rules and regulations of the SEC thereunder, the interpretation or position of the SEC or the staff thereof or the rules and regulations of the NYSE applicable to the Tender Offer (including in order to respond to comments of the SEC staff applicable to the Tender Offer);

provided, however, that Bidder shall not be required to extend the Tender Offer where Bidder is entitled to terminate the Tender Offer pursuant to Section 2.1.8 below.

2.1.8                     Bidder shall not terminate the Tender Offer prior to any then-scheduled Expiration Date without the prior written consent of Elster unless this Investment Agreement is terminated pursuant to Section 12.2 below, in which case Bidder may terminate the Tender Offer at any time following such event. If this Investment Agreement is terminated by Elster pursuant to Section 12.2.3 below, Bidder shall promptly terminate the Tender Offer and in any event shall not acquire any Company Shares pursuant thereto. If the Tender Offer is terminated by Bidder, or this Investment Agreement is terminated prior to the purchase of Company Shares in the Tender Offer, Bidder shall cause, in accordance with applicable law, any depositary or tender agent acting on behalf of Bidder to promptly return to registered holders thereof, all tendered Company Shares that have not then been purchased in the Tender Offer.

2.1.9                     Upon the acceptance for payment of all Company Shares validly tendered and not withdrawn pursuant to the Tender Offer, Melrose and/or Bidder may, and the Tender Offer Documents shall preserve the right to, without the consent of Elster (but subject to prior consultation with Elster), elect to provide a “subsequent offering period” for the Tender Offer in accordance with Rule 14d-11 under the Exchange Act; provided, however, that, in accordance with Rule 14d-11 under the Exchange Act, Melrose and/or Bidder shall immediately accept for payment and promptly pay for all Company Shares tendered during any such subsequent offering period.

2.1.10              Company Shares tendered into the Tender Offer by notices of guaranteed delivery will not be deemed validly tendered into the Tender Offer for purposes of satisfying the Minimum Condition as defined in lit. (i) Exhibit 2.1.4 unless and until the Company Shares underlying such notices of guaranteed delivery are delivered to the tender agent pursuant to the terms of the Tender Offer Documents or unless otherwise determined by Melrose or Bidder.

2.1.11              Elster agrees to furnish promptly to Melrose and Bidder all information concerning Elster reasonably requested by Melrose and required by applicable U.S. federal securities laws and the rules and regulations of the SEC thereunder to be set forth in the Tender Offer Documents to the extent such information is in Elster’s possession. Elster may object if it determines in reliance on outside legal advice that this would cause the members of the Administrative Board to violate their fiduciary duties under German law, in particular, the duty of care and loyalty and the confidentiality obligation under Section 93 of the Stock Corporation Act.

2.2                               Melrose undertakes and agrees with Elster:

2.2.1                     to publish the prospectus in connection with the Rights Issue and the listing of the new Melrose shares (the “Prospectus”) and file the Prospectus with the UKLA which shall, subject to Sections 2.9 and 2.10 below, correspond to the agreed form draft of the Prospectus;

2.2.2                     to prepare and publish any supplementary prospectus required in relation to the Prospectus by section 87G of the UK Financial Services and Markets Act 2000 (a “Supplementary Prospectus”) without undue delay after any such requirement arises;

2.2.3                     to send a circular (the “Circular”) to its shareholders in connection with the Transaction and the Rights Issue proposing (and validly convening the Melrose General Meeting for the purpose of considering) the following shareholder resolutions in connection with the Transaction (without limitation):

(i)                                     a resolution to approve the Transaction for the purpose of Chapter 10 of the listing rules of the UKLA; and

(ii)                                  a resolution to create and authorise the issue of ordinary shares in Melrose,

such resolutions (i) and (ii) (requiring simple majority of the Melrose shareholders present at the Melrose General Meeting) being the “Resolutions”; the Circular shall, subject to Sections 2.9 and 2.10 below, correspond to the agreed form draft of the Circular;

2.2.4                     if any supplementary circular or document is required to be published in connection with the Transaction and the Rights Issue or any variation or amendment thereto (a “Supplementary Circular”), to prepare and publish such Supplementary Circular without undue delay after any such requirement arises;

2.2.5                     to despatch the Circular and the Melrose General Meeting convened by such notice shall be convened for a date that is not later than twenty (20) calendar days after the publication of the Circular (or, if that day is not a Business Day, the next Business Day); and

2.2.6                     to procure that such persons within Melrose as the UKLA may require accept responsibility for all the information in the Prospectus, any Supplementary Prospectus, the Circular and any Supplementary Circular.

2.3                               Melrose shall notify Elster without undue delay:

2.3.1                     of the result of the vote on the Resolutions (and on any other resolution bearing on the Tender Offer and/or the Rights Issue) at the Melrose General Meeting (or adjournment thereof);

2.3.2                     in the event of any adjournment, of any such meeting; and

2.3.3                     of any decision to reconvene an adjourned meeting or any decision or requirement to convene another general meeting in connection with the Transaction or the Rights Issue.

2.4                               Melrose undertakes and agrees with Elster:

2.4.1                     not to adjourn the Melrose General Meeting except to the extent required by law or the fiduciary duties of the directors of Melrose;

2.4.2                     in the event of an adjournment of the Melrose General Meeting, to reconvene the Melrose General Meeting as soon as reasonably practicable; and

2.4.3                     that the Resolutions will be the only resolutions on which the Transaction and the Rights Issue are conditional and the passing or failure of any other resolution put to the Melrose shareholders at the Melrose General Meeting or any adjournment thereof shall not affect Melrose’s obligations with respect to the Transaction and the Rights Issue set forth in this Agreement.

2.5                               Melrose undertakes to and agrees with Elster that subject to Section 2.8 below and provided there has been no Change in the Elster Recommendation (as defined in Section 3.6 below) the Circular will contain an unqualified statement by the Melrose Board (i) that they believe that the Transaction is in the best interests of Melrose shareholders as a whole, and (ii) recommending that shareholders vote in favour of the Resolutions (the “Melrose Recommendation”).

2.6                               If and as long as there has been no Change in the Elster Recommendation

2.6.1                     the Melrose Board, prior to publication of the Circular, withdraws, qualifies or adversely modifies its intention to give the Melrose Recommendation;

2.6.2                     the Melrose Board, following publication of the Circular, withdraws, qualifies or adversely modifies the Melrose Recommendation;

2.6.3                     the Melrose Board does not publish the Circular and the Prospectus substantially in agreed form by 19 July 2012 or does not hold the Melrose General Meeting on or prior to 9 August 2012 (other than (i) where the same results from a breach by Elster of its obligations hereunder or (ii) as a consequence of an event that can reasonably be considered to be a force majeure event or an emergency adjournment, provided that the meeting is then reconvened provided Melrose complies with Section 2.4.2 above); or

2.6.4                     Bidder does not file with the SEC the Tender Offer Documents with terms and conditions as agreed in this Investment Agreement by 20 July 2012 (other than (i) where the same results from a breach by Elster of its obligations hereunder or (ii) as a consequence of an event that can reasonably be considered to be a force majeure event or emergency, provided that the Tender Offer Documents are then published as soon as reasonable practicable), each of the foregoing will individually constitute a “Change in the Melrose Recommendation”.

2.7                               Subject to Section 2.8 below and provided there has been no Change in the Elster Recommendation, Melrose and Bidder undertake not to make any public statement in relation to the Transaction which could reasonably be considered to be (i) contrary to the Melrose Recommendation or implementation of the Tender Offer and/or the Rights Issue, or (ii) recommending that its shareholders take or consider taking any action that could prevent, adversely affect or delay the implementation of the Tender Offer and/or the Rights Issue.

2.8                               Sections 2.5, 2.6 and 2.7 above shall not apply if and to the extent that an Intervening Event occurs and the members of the Melrose Board, acting reasonably and in good faith, determine in reliance on outside legal and/or financial advice that compliance with Sections 2.5, 2.6 and 2.7 above following such Intervening Event would be a breach of their fiduciary duties.

2.9                               Subject to Section 2.10 and 2.11 below, any (i) amendments to the agreed form Prospectus and the agreed form Circular as well as (ii) publication of a Supplementary Prospectus or a Supplementary Circular shall be permissible without the prior consent of Elster.

2.10                        Elster’s prior written consent which shall not be unreasonably withheld or delayed shall be required if and to the extent any amendments to the Prospectus or the Circular or the publication of a Supplementary Prospectus or a Supplementary Circular:

2.10.1              could reasonably be expected to be prejudicial to the best interest of Elster and its stakeholders, including its shareholders, employees and customers; or

2.10.2              contain Confidential Information (as defined in the Non-Disclosure Agreement) except released by Elster pursuant to Section 3.9 below and except any Confidential Information required to be set forth in the Tender Offer Documents describing the Transaction and the discussions between the Parties in relation to the Transaction.

2.11                        If Bidder or Melrose intends to amend the Prospectus or the Circular or to publish a Supplementary Prospectus or a Supplementary Circular without the prior written consent of Elster and in compliance with Section 2.9 above, Elster and its counsel shall be given a reasonable opportunity to review and comment upon any such document before any such document is filed with the UKLA and before any such document is published. In addition, Bidder and Melrose shall provide Elster and its counsel with copies of any written comments, and shall inform them of any oral comments, Bidder and Melrose or its counsel may receive from time to time from the SEC or the UKLA or their staff with respect to the Tender Offer Documents, the Prospectus, the Circular, a Supplementary Prospectus or a Supplementary Circular promptly after receipt of such comments, and any written or oral responses thereto. Elster and its counsel shall be given a reasonable opportunity to review and comment upon any such written responses and Bidder and Melrose shall give due consideration to any additions, deletions or changes reasonably suggested thereto by Elster and its counsel. In the event that Bidder or Melrose receives any comments from the SEC or the UKLA or their staff with respect to any such document, Bidder, Melrose and Elster and their respective counsels shall each use all reasonable efforts to respond promptly to such comments and to use all reasonable efforts to take such other actions as may be reasonably necessary to resolve the issues raised therein.

3.                                      RECOMMENDATION OF THE TENDER OFFER BY THE ADMINISTRATIVE BOARD

3.1                               As of the date hereof the Administrative Board of Elster supports the Transaction on the basis of the considerations set out in this Investment Agreement.

3.2                               Elster shall (in a manner that complies with Rule 14d-9 under the Exchange Act) file with the SEC on the Agreed-upon Date, the Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer (together with any amendments or supplements thereto, and including the exhibits thereto, the “Schedule 14D-9”), which shall, subject to Section 3.4 to Section 3.6 below, include the Elster Recommendation Statement (as defined in Section 3.4 below) and shall disseminate the Schedule 14D-9 to its shareholders, in each case as and to the extent required by the Exchange Act (other than as a consequence of an event that can reasonably be considered to be a force majeure event or emergency in which case the Schedule 14D-9 shall then be filed and disseminated as soon as reasonable practicable). Melrose agrees to furnish promptly to Elster all information concerning Melrose and/or Bidder reasonably requested by Elster and required by applicable U.S. federal securities laws and the rules and regulations of the SEC thereunder to be set forth in the Schedule 14D-9, to the extent such information is in Melrose’s and/or Bidder’s possession. Melrose may object if it determines in reliance on outside legal advice that this would cause the members of the Melrose Board to violate their fiduciary duties.

3.3                               Melrose and its counsel shall be given a reasonable opportunity to review and comment upon the Schedule 14D-9 before it is filed with the SEC, and Elster shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Melrose and its counsel. In addition, Elster shall provide Melrose and its counsel with copies of any written comments, and shall inform them of any oral comments, that Elster or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and any written or oral responses thereto. Melrose and its counsel shall be given a reasonable opportunity to review and comment upon any such written responses, and Elster shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Melrose. In the event that Elster receives any comments from the SEC or its staff with respect to the Schedule 14D-9, Melrose and Elster and their respective counsels shall each use all reasonable efforts to respond promptly to such comments and to use all reasonable efforts to take such other actions as may be reasonably necessary to resolve the issues raised therein.

3.4                               The Administrative Board shall include in the Schedule 14D-9 that (i) in its opinion, the Tender Offer is fair to and in the best interests of Elster and its stakeholders, including its shareholders, employees and customers, (ii) it approves the Transaction and (iii) it recommends that the Elster shareholders accept the Tender Offer and tender the Company Shares that they hold into the Tender Offer (the “Elster Recommendation Statement”).

3.5                               Elster’s obligations set forth in Sections 3.2, 3.3 and 3.4 above are subject to:

3.5.1                     the Tender Offer having been commenced (within the meaning of Rule 14d-2 under the Exchange Act) on the terms and conditions as agreed in this Investment Agreement;

3.5.2                     no Superior Offer (as defined in Section 3.7 below) having been publicly proposed by any person;

3.5.3                     no Intervening Event having occurred that the Administrative Board, acting reasonably and in good faith, determines in reliance on outside legal and/or financial advice would cause the members of the Administrative Board to violate their fiduciary duties under German law, in particular, the duty of care and loyalty under Section 93 of the Stock Corporation Act by supporting and recommending the Tender Offer; and

3.5.4                     there being no Change in the Melrose Recommendation,

Sections 3.5.1 to 3.5.4 above together being the “Elster Recommendation Requirements”.

3.6                               From the date hereof and as long as the Elster Recommendation Requirements remain fulfilled, the Administrative Board will:

3.6.1                     not withdraw, qualify or adversely modify (i) their intention to give the Elster Recommendation Statement or (ii), following publication, the Elster Recommendation Statement; and

3.6.2                     not recommend (or agree or resolve to recommend) a Competing Elster Transaction;

Sections 3.6.1 to 3.6.2 above individually being a “Change in the Elster Recommendation”.

3.7                               From the date hereof and as long as the Elster Recommendation Requirements remain fulfilled, the Administrative Board will not make any public statement in relation to the Transaction which could reasonably be considered to be (i) contrary to the Elster Recommendation Statement or implementation of the Tender Offer and/or the Rights Issue, or (ii) recommending that its shareholders take or consider taking any action that could prevent, adversely affect or delay the implementation of the Tender Offer and/or the Rights Issue.

3.8                               If a third party publicly proposes its intention to launch a competing tender offer for Company Shares (“Third Party Offer”), the Administrative Board shall not effect a Change in the Elster Recommendation and recommend such Third Party Offer to the Elster shareholders, unless the Administrative Board, acting reasonably and in good faith, determines in reliance on outside legal and/or financial advice that such Third Party Offer is more favourable to Elster and all its stakeholders, including its shareholders, employees and customers than the Tender Offer, taking into account, without limitation, the matters in relation to the Transaction referred to in Section 8 below, any post-completion consequences, and all of the terms and conditions of the Third Party Offer including its conditionality, the likelihood of its completion in accordance with its terms and the likely timing of the transaction (“Superior Offer”). Elster shall inform Melrose without undue delay if it has determined that a Third Party Offer is a Superior Offer and the Administrative Board may then support and recommend the Superior Offer and effect a Change in the Elster Recommendation.

3.9                               The execution of this Investment Agreement constitutes Elster’s consent to the release of the Confidential Information (as defined in the Non-Disclosure Agreement) contained in the Prospectus and the Circular, in each case as in the agreed form, for the purposes of Section 2.2 of the Non-Disclosure Agreement. Confidential Information released by this Section 3.9 may also be used by Bidder in the Tender Offer Documents.

4.                                      FINANCING

4.1                               On the date of this Investment Agreement Melrose entered into an agreed form multi-currency term and revolving credit facilities agreement (the “New Facilities Agreement”) pursuant to which US$500,000,000 and £180,000,000 term facilities and €300,000,000 and £760,000,000 (in aggregate) revolving credit facilities (the “New Facilities”) will be provided to the Melrose Group (and, following completion of the Tender Offer, the Elster Group) by a group of lenders. Utilisation of the facilities under the New Facilities Agreement is subject to satisfaction of various customary conditions precedent, including in relation to the Tender Offer, which are set out herein and which are fulfilled already or which will be fulfilled latest on the date of first utilisation..

4.2                               The term facility under the New Facilities Agreement will be used by Melrose to partially finance the Transaction, refinance amounts outstanding under Melrose’s existing facilities agreement and for other agreed purposes. The revolving credit facility will be used by (i) Melrose, to partially finance the Transaction (including the cost of acquiring any shares in Elster pursuant to any ‘‘squeeze-out’’ procedure); (ii) Melrose, to finance the Melrose Group’s (and after the Target Guarantee Date (as defined in the Prospectus), the Enlarged Group’s) working capital requirements and for general corporate purposes (including refinancing existing indebtedness, whether under Melrose’s existing facilities agreement or otherwise, and for financing acquisitions); and (iii) once a member of the Elster Group has acceded to the New Facilities Agreement as a Borrower (as defined in the New Facilities Agreement) by the Elster Group, to redeem the Senior Notes to the extent required pursuant to a Change of Control Offer (as defined in the Senior Notes Indenture) in accordance with the terms of the Senior Notes Indenture, to finance its working capital requirements and for general corporate purposes (including, if required, refinancing existing indebtedness, whether under the Senior Notes, the existing EUR 590 million facilities agreement of Elster, dated April 8, 2011 (the “Elster Existing Facilities Agreement”) providing for multicurrency revolving credit and bank guarantee facilities (the “Elster Existing Facilities”) or otherwise, and for financing future acquisitions).

4.3                               Elster will be required to accede as a Borrower (as defined in the New Facilities Agreement) to the New Facilities Agreement as soon as reasonably practical and in any event within 25 Business Days of the Acceptance Time. Each of Elster GmbH, Elster, Elster Holding UK Limited, Elster Holding US Inc., Elster Holdings Netherlands B.V. and Elster Finance B.V. has the right to accede to the New Facilities Agreement as a borrower upon its request without any consent being required to be granted by any Finance Party (as defined in the New Facilities Agreement) or any other person, provided that prior to the Elizabeth Upstream Guarantee Date (as defined in the New Facilities Agreement) Elster Holding US Inc. shall only borrow under the New Facilities Agreement under a multicurrency sub-tranche of the revolving credit facility of not less than £70,000,000 available for working capital purposes..

4.4                               Subject to the accession of Elster to the New Facilities Agreement pursuant to Section 4.3 above, Melrose will ensure that:

4.4.1                     sufficient funds up to a maximum of €350 million are made available on customary certain funds basis immediately upon accession of Elster or any other Elster Borrower to the New Facilities Agreement and in accordance with its terms to enable Elster or any other Elster Borrower (in each case acting by Elster’s Group treasurer or a managing director of Elster and (at least) one managing director of the respective Elster Borrower) to refinance any amounts outstanding under the revolving facility under the Elster Existing Facilities Agreement in full or to provide cash cover for any bank guarantee issued under the Elster Existing Facilities Agreement and that such funds remain available for drawdown on a customary certain funds basis for 56 days after the Acceptance Time;

4.4.2                     on the terms of the New Facilities Agreement the Elster Borrowers may (unless otherwise agreed between Elster and Melrose, acting by Elster Group’s treasurer or a managing director of Elster and (at least) one managing director of the respective Elster Borrower) during the relevant Availability Period (as defined in the New Facilities Agreement) utilise loans under the revolving credit facility available under the New Facilities Agreement, up to a total amount equal to €350 million plus any amounts required for the provision of cash collateral for bank guarantees issued under the Elster Existing Facilities Agreement provided that (A) the aggregate amount of all outstanding loans (i) utilised by the Elster Borrowers to refinance the Existing Elster Facilities Agreement pursuant to Section 4.4.1 above and (ii) utilised by the Elster Borrowers pursuant to this Section 4.4.2 must not exceed a total amount equal to €350 million plus the total amount required for the provision of cash collateral for bank guarantees issued under the Elster Existing Facilities Agreement at any time, but excluding any such bank guarantee issued by any lender or issuing bank under the Committed Letter of Credit Facilities referred to at Section 4.4.9 (in addition to any amounts made available as referred to at Sections 4.4.7, 4.4.8, 4.4.9 and 4.4.10) and (B) up to eight Revolving Facility Loans (as defined in the New Facilities Agreement) utilised by the Elster Borrowers may be outstanding at any time;

4.4.3                     no member of the Elster Group is obliged to prepay, repay or redeem any Financial Indebtedness (as defined in the Elster Existing Facilities Agreement) outstanding or cancel any commitments available to the Elster Group as of the Acceptance Time which has been incurred or has been made available in accordance with the terms of the Elster Existing Facilities Agreement other than the repayment of any loans made available under the Elster Existing Facilities in accordance with Section 4.4.1 above (the “Elster Indebtedness”) and cancellation of the Elster Existing Facilities Agreement and any outstanding bank guarantees issued under it may be continued on a bilateral basis or backed by a letter of credit or cash collateralised as contemplated in Section 4.4.10 or as contemplated in Section 4.4.7;

4.4.4                     any guarantee granted by a member of the Elster Group for any indebtedness of any of its direct and indirect affiliates (other than any of its subsidiaries) under the New Facilities Agreement will be subject to customary provisions required in order to observe any statutory limitations on the granting of, or laws which limit the ability to grant, any such guarantee;

4.4.5                     Melrose will not cancel any Revolving Facility Commitment (as defined in the New Facilities Agreement) and will not agree to any structural changes to the New Facilities that would conflict with the terms in this Section 4, in each case without the prior written consent of Elster, such consent not to be unreasonably withheld;

4.4.6                     Elster and the other members of the Elster Group have at any time available for their use:

(i)                                     a sub-basket in an amount of EUR 30,000,000 under the negative pledge basket provided for in paragraph (c)(xiv) of Clause 23.4 (Negative Pledge) of the New Facilities Agreement;

(ii)                                  a sub-basket in an aggregate amount of EUR 30,000,000 under the combined loans out / guarantee basket provided for in paragraph (e) of Clause 23.17 (Loans) or, as the case may be, paragraph (j) of Clause 23.18 (Guarantee) of the New Facilities Agreement; and

(iii)                               a sub-basket in an amount of EUR 50,000,000 under the financial indebtedness basket provided for in paragraph (i) of Clause 23.20 (Financial Indebtedness) of the New Facilities Agreement, provided that prior to the 75% Condition (as defined in the New Facilities Agreement) being satisfied such sub-basket shall be GBP 20,000,000), which may in each case exclusively be used by the members of the Elster Group.

4.4.7                     the New Facilities Agreement does not require Elster Finance B.V. to exercises its optional redemption right under, and in accordance with, the terms of the Senior Notes Indenture in order to redeem early the Senior Notes (the “Optional Redemption”), except that, in circumstances where Melrose is required to procure an early redemption of the Senior Notes under the New Facilities Agreement, Melrose shall procure that sufficient funds are made available to Elster Finance B.V. to redeem all Senior Notes (and pay any related costs and fees), in addition to any amounts made available as referred to at Sections 4.4.1, 4.4.2, 4.4.8 and 4.4.9, to enable it to redeem the Senior Notes and that in such a case Elster Finance B.V. is required to make an Optional Redemption provided and to the extent it has the additional funds made available by Melrose (or under the New Facilities Agreement) to redeem all the Senior Notes by way of an Optional Redemption;

4.4.8                     (in addition to any amount made available as referred to at Sections 4.4.1, 4.4.2, 4.4.7 or 4.4.9) Elster has sufficient facilities available to it under the New Facilities Agreement on a customary certain funds basis for 56 days after the Acceptance Time to fund any Change of Control Offer (as defined in the Senior Note Indenture);

4.4.9                     members of the underwriting group under the New Facilities Agreement have agreed to make available by way of Ancillary Facilities (as defined in the New Facilities Agreement) under the New Facilities Agreement committed letter of credit facilities in an aggregate amount of not less than EUR 120 million (the “Committed Letter of Credit Facilities”) less any amounts required for the provision of cash collateral for bank guarantees issued under the Elster Existing Facilities Agreement as referred to in Section 4.4.2, provided that copies of the signed copies of the Committed Letter of Credit Facilities have been made available to Elster;

4.4.10              Elster and/or any other Elster Borrower (unless otherwise agreed between Elster and Melrose, acting (i) in case of any request with regard to any bank guarantee in an amount of up to EUR 250,000 by the Elster Group’s treasurer or a managing director of Elster, and (ii), in case of any request with regard to any bank guarantee in an amount of EUR 250,000 or more by the Elster Group’s treasurer or a managing director of Elster and (at least) one managing director of Elster) may (and in addition to any amount made available to it referred to in Section 4.4.1, 4.4.2, 4.4.7, 4.4.8 and 4.4.9) under the Committed Letter of Credit Facilities request the issuance of bank guarantees as counter guarantees for any Bank Guarantees (as defined in the Elster Existing Facilities Agreement) issued as of the Acceptance Time (each an “Existing Bank Guarantee”) or request the issue of new or replacement bank guarantees;

4.5                               Melrose represents that as at the date of this Investment Agreement no Event of Default (as defined in the New Facilities Agreement) has occurred and is continuing under the New Facilities Agreement and, after due inquiry, no circumstances are known to Melrose as at the date of this Investment Agreement which could trigger a Default prior to the Domination Agreement Date.

4.6                               Melrose represents that Elster will not be liable for the payment of any arrangement fees under or in connection with the New Facilities Agreement.

4.7                               Melrose represents that as at the date of this Investment Agreement the financial model provided by Melrose on which the calculation and sensitivities of JP Morgan with regard to the financial covenants provided for in the New Facilities Agreement have been based, the accounting due diligence and working capital report of Deloitte dated 28 June 2012 are (a) in the case of factual information referred to in such model or report true, correct and up-to-date in any material respect and (b) in the case of the financial model and any projections, based on assumptions considered by Melrose to be fair and reasonable as at the date of this Investment Agreement and to the best of Melrose’s knowledge are not misleading in any material respect.

4.8                               Melrose shall use best efforts to procure that limitation provisions in relation to the guarantee granted under the New Facilities Agreement will be included in the Accession Letters (as defined in the New Facilities Agreement) to the New Facilities Agreement for Guarantors (as defined in the New Facilities Agreement) incorporated in Belgium, The Netherlands, France, Slovakia and Spain giving a similar or, if possible, a better level of protection as the guarantee limitations contained in the Elster Existing Facilities Agreement relating to such Guarantors and will provide Elster with a copy of the proposed limitation language prior to it being agreed.

4.9                               Melrose shall not:

4.9.1                     without Elster’s prior written consent (including by email), such consent not to be unreasonably withheld or delayed, agree to any changes or amendments to the Facility Agreement, or give notices or exercise any of its rights under the New Facilities Agreement (whether acting in it’s own name or as Obligor’s Agent (as defined in the New Facilities Agreement)) on behalf of Elster or any of its subsidiaries except for such changes and amendments, or such notices or exercise of rights, which will not affect the interests of Elster or any of its subsidiaries under the New Facilities Agreement; and

4.9.2                     select any Optional Currency on behalf of Elster or any of its subsidiaries, unless instructed to do so.

4.10                        Melrose shall forward to Elster promptly any document, notice or other correspondence received by it which is addressed to, or otherwise relevant for, Elster or any of its subsidiaries, under or in connection with the Finance Documents (as defined in the New Facilities Agreement).

4.11                        Melrose shall promptly upon request by Elster (whether for itself or any of its subsidiaries):

4.11.1              send any notice in connection with an Ancillary Facility (including for the establishment of an Ancillary Facility in accordance with the terms of the New Facilities Agreement) requested by Elster to the Agent (as defined in the New Facilities Agreement), and must not send any such notice unless being so requested; and

4.11.2              deliver any Accession Letter (as defined in the New Facilities Agreement) relating to Elster or any of its subsidiaries to the Agent (subject to 4.4.3 above), and must not send any such Accession Letter unless being so requested.

4.12                        In a situation where Elster is suffering in relation to a single Lender (as defined in the New Facilities Agreement) disadvantages which would entitle Melrose to request repayment of any loans and cancellation of commitments in relation to that single Lender pursuant to the terms of the New Facilities Agreement, Melrose and Elster shall consult with each other and assess to which extent it is appropriate to actually remove or exchange that single Lender with a new Lender, balancing duly the legitimate interests of Melrose and Elster in any decision taken.

4.13                        Elster, acting for itself and for any other member of the Elster Group is entitled to revoke the authorisation of Melrose to act as Obligors’ Agent (as defined in the New Facilities Agreement) for and on behalf of Elster and any of its subsidiaries at any time. Elster may exercise such right if (i) Melrose has not complied with any of its obligations towards Elster or its subsidiaries pursuant to Sections 4.9 to 4.12 above, (ii) Elster has issued a notice to Melrose informing Melrose of Melrose’s non-compliance with any such obligation and (iii) Melrose has not remedied the non-compliance within a period of five business days after the notice has been sent to Melrose. Elster, acting for itself and for any other member of the Elster Group, is further entitled to revoke the authorisation of Melrose to act as Obligors’ Agent without notice if (A) the non-compliance with any of the obligations set out in Sections 4.9 to 4.12 above is not capable of being remedied or (B) immediate action is required to preserve the legitimate interests of Elster or any of its subsidiaries. To the extent the authorisation of Melrose to act as Obligors’ Agent has been revoked Elster is also entitled to revoke, for itself and for any other member of the Elster Group, the appointment of Melrose to act as agent for service of process under or in connection with the New Facilities Agreement.

4.14                        The New Facilities Agreement will not provide for any guarantees, grant of security, indemnities or other credit support from Elster and/or any other member of the Elster Group for any borrowings of Melrose or any other member of the Melrose Group which would result in a breach of the obligation of Elster to fully comply with Sections 57, 71a of the Stock Corporation Act.

4.15                        Melrose will provide Elster within 45 days after the end of each financial quarter with (i) a copy of the report as to compliance of the Melrose Group with the financial covenants provided for and the other provisions of the New Facilities Agreement which has been submitted to the board of Melrose for each financial quarter and (ii) a copy of the unaudited consolidated management accounts (to include a balance sheet, cashflow and a profit and loss account) for each financial quarter (except that for the financial quarter ending 30 September 2012 such accounts shall not consolidate the Melrose Group and the Elster Group although separate accounts for each such Group shall be provided).

4.16                        Elster undertakes to Melrose that if Elster or any other Elster Borrower requests any Utilisation (as defined in the New Facilities Agreement) under the New Facilities Agreement Elster or such other Elster Borrower will notify in writing (including by email) the Melrose Group treasurer of such proposed Utilisation without undue delay and in any event on the date any Utilisation Request (as defined in the New Facilities Agreement) is issued under the New Facilities Agreement. Any utilisation of the Ancillary Facilities by Elster or any other Elster Borrower will be notified to Melrose Group treasurer on the date of the utilisation.

5.                                      MERGER CONTROL PROCEEDINGS AND OTHER REGULATORY REQUIREMENTS

5.1                               Bidder and/or Melrose agrees to (i) submit an appropriate filing of a Notification and Report Form under the HSR Act as soon as practicable but in any event no later than ten (10) Business Days from the date hereof; and (ii) file a complete Form CO to the Commission as soon as practicable but in any event no later than the Business Day following the date on which the case team at the

Commission confirms that the draft Form CO is ready for filing. In addition, Bidder and Melrose agree to make any other necessary filings with applicable Antitrust Authorities with respect to the Transaction as soon as reasonably practicable and in any event no later than ten (10) Business Days from the date hereof.

5.2                               Each Party undertakes to (i) provide the other Party, in each case upon request between external lawyers only, with the information and documents reasonably required for the preparation of the antitrust filings and (ii) supply as promptly as practicable any information or documents that may be reasonably requested by any relevant Antitrust Authority. Each Party shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with any relevant Antitrust Authority and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) subject to applicable laws regarding the exchange of information, consult with the other Party and provide the other Party with the opportunity to review in advance any submission to any relevant Antitrust Authority; (iii) to the extent permitted, allow the other Party to participate in any meetings with any relevant Antitrust Authority; and (iv) keep the other Party informed in all material respects and on a reasonably timely basis of any material communication received or given in connection with any proceeding with respect to the Transaction, including before any relevant Antitrust Authority.

5.3                               If and to the extent the granting of any merger clearance is being made conditional upon the acceptance by Melrose or Bidder of any restrictions or conditions, neither Melrose, Bidder, Elster nor any other member of their respective Groups shall be obliged to fulfil any such restrictions or conditions provided, however, that if and to the extent the granting of any antitrust and competition clearances or the expiration or termination of any waiting period in Russia and/or Ukraine required pursuant lit. (ii)(c) of Exhibit 2.1.4 is made conditional by the competent Antitrust Authorities upon the acceptance by Melrose of any restrictions or conditions on the activities of any member of the Elster Group in Russia and/or the Ukraine, Melrose, Elster and any member of their Groups shall be obliged to fulfil provided that (A) they shall not be obliged to divest of any of their assets and businesses; (B) any such restrictions or conditions shall be limited solely to the business of Elster Group in Russia and/or the Ukraine and shall not apply to the business of any member of the Melrose Group; (C) any such restrictions or conditions shall not impose a material constraint on the business of Elster Group in Russia and/or the Ukraine nor deprive Melrose of the material benefit of the Elster Group business in Russia and/or the Ukraine, the materiality threshold not being met, inter alia, by monitoring schemes, reporting, notification, information requirements, imposed by the relevant Antitrust Authority; and (D) neither Elster nor any member of the Elster Group shall propose, negotiate or agree to any such restrictions or conditions without the express written approval of Melrose.

5.4                               No member of the Melrose Group shall, prior to the Acceptance Time, acquire or agree to acquire any tangible or intangible assets, business, voting securities or other interests the acquisition of which would impede Melrose’s ability to promptly satisfy any of the Offer Conditions.

5.5                               Neither Party shall withdraw or cause to be withdrawn any of its filings relating to the Transaction with the Commission, the U.S. Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice but may withdraw or cause to be withdrawn any of its filings relating to the Transaction with any other Antitrust Authority without the prior written consent of the other Party, provided that Bidder has waived the respective Offer Condition set forth under lit. (ii)(c) of Exhibit 2.1.4 in accordance with Section 2.1.4 above prior to such withdrawal.

6.                                      NON-SOLICITATION

6.1                               Elster confirms to Melrose that (i) neither it nor any member of its Group is at the date hereof under any obligation to enter into or implement a Competing Elster Transaction, (ii) neither it nor (so far as it is aware) any of its or their directors, employees, advisers or agents (in each case, in their capacity as such) is in discussions with any third party which could reasonably be expected to result in a Competing Elster Transaction or the proposal of a Competing Elster Transaction; and (iii) Elster and its directors, employees, advisers or agents (in each case, in their capacity as such) have discontinued prior to the date hereof any discussions with two specific third parties which have expressed their interest in a Competing Elster Transaction.

6.2                               Elster undertakes with Melrose that neither Elster nor any other member of its Group (nor, insofar as it is able to procure, any of its or their directors, employees, advisers or agents) shall, directly or indirectly:

6.2.1                     solicit, encourage, initiate or otherwise seek to procure any Competing Elster Transaction or any proposal or approach in relation thereto (including by disclosing due diligence information); or

6.2.2                     enter into any communications, discussions, negotiations, correspondence or arrangement with a view to soliciting any Competing Elster Transaction or any proposal or approach in relation thereto; or

6.2.3                     permit any third party access to any information regarding the Elster Group in relation to a potential Competing Elster Transaction.

6.3                               Nothing in Section 6.2 above shall prevent Elster from:

6.3.1                     taking any action following receipt of an unsolicited proposal or approach in relation to a Competing Elster Transaction made by a third party without Elster’s solicitation to the extent that to do so would, in the opinion of the Administrative Board, acting reasonably and in good faith and in reliance on outside legal and/or financial advice, be required in order for them to comply with their fiduciary duties under German law, in particular, the duty of care and loyalty under Section 93 of the Stock Corporation Act; or

6.3.2                     providing information duly requested or required by a regulatory authority.

6.4                               Subject to any confidentiality obligations it may have in relation thereto, Elster shall

6.4.1                     if it responds to any such unsolicited proposal or approach in accordance with Section 6.3 (including any revised proposal or renewed contact from a third party that has been party to such a proposal or any approach prior to the date hereof),

(i)                                     inform Melrose of such proposal or approach without undue delay (and in any event no later than the close of business the day after such enquiry is received);

(ii)                                  inform Melrose within two calendar days whether Elster intends to further pursue such proposal or approach; and

(iii)                               keep Melrose reasonably informed on a weekly basis whether — according to Elster’s estimation — such enquiring party has made such a progress that the gap (as regards the maturity of the process) to Melrose starts significantly closing; and

6.4.2                     provide Melrose with information also provided to any such enquiring party in case Melrose has not yet received such information.

7.                                      CONDUCT PENDING COMPLETION OF THE TENDER OFFER

7.1                               Until the earlier of (i) the resignation of the members of the Administrative Board pursuant to Sections 9.2 and 9.3 below and (ii) the date of termination of this Investment Agreement and to the extent legally permissible, Elster will, and will use reasonable best efforts using all available powers as a direct or indirect shareholder to procure that the members of the Elster Group will, continue to operate their respective businesses in the ordinary and usual course and consistent with past practice in all material respects. The Administrative Board’s obligations pursuant to Sections 76 and 93 of the Stock Corporation Act shall not be affected by this undertaking.

7.2                               The Parties shall promptly notify each other of the occurrence, or non-occurrence, of any event which would be reasonably likely to prevent the fulfilment of any of the Offer Conditions or any of the conditions in the Prospectus or the New Facilities Agreement or to result in the non-compliance with any of either Parties’ obligations under this Investment Agreement, or which would otherwise be reasonably likely to have a negative impact on the completion of the Transaction.

7.3                               If Bidder considers that there may be any event specified under lit. (iv) of Exhibit 2.1.4 (a “Company MAC”) or a termination right of Melrose pursuant to Sections 12.2.4(v) or 12.2.4(vi) below, it undertakes to immediately inform Elster of such assessment and the underlying reasons for such assessment in order to enable Elster to (i) discuss with Bidder and Melrose whether it believes there is such Company MAC or termination right and to (ii) seek to remedy the effects thereof. For purposes of the definition of “Company MAC” the term “material and adverse effect” shall be interpreted in accordance with the decisional law of the Court of Chancery in the State of Delaware.

7.4                               The Parties shall keep each other informed of any comments the SEC and the UKLA may have regarding the Tender Offer Documents, the Schedule 14D-9, the Prospectus, the Circular or the Transaction or any parts thereof.

7.5                               Prior to the Acceptance Time, Elster (acting through the compensation committee of the Administrative Board and/or the Administrative Board, as required in the individual case) will take all such actions as may be required to cause any agreements, arrangements or understandings that have been or will, prior to the Acceptance Time, be entered into by Elster or any member of Elster Group with current or future directors, officers or employees of Elster and members of Elster Group (including pursuant to this Investment Agreement and the transactions contemplated hereby) pursuant to which payments are made or to be made or benefits are granted or to be granted according to such arrangements (including any amendment or modification thereof) to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (each, an “Employment Compensation Arrangement”) and to satisfy the requirements of the non-exclusive safe harbour set forth in Rule 14d-10(d) under the Exchange Act. Prior to taking the actions required by this Section 7.5, Elster will provide Melrose copies of any resolutions or other documentation with respect to such actions and Elster shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Melrose.

7.6                               In the event that, during the period beginning on the date hereof and ending not less than five Business Days prior to the Expiration Date, Melrose requests that Elster (acting through the compensation committee of the Administrative Board and/or the Administrative Board, as required in the individual case) consider whether any plan, program, agreement or arrangement that Melrose would like to enter into, establish, amend or modify pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any directors, officers or employees of Elster and members of Elster Group (each such plan, program, agreement or arrangement, a “Post-Signing Arrangement”), would constitute an Employment Compensation Arrangement and timely provides Elster with such information with respect to such Post-Signing Arrangement as Elster may reasonably request, the compensation committee of the Administrative Board and/or the Administrative Board (as applicable) will promptly, and in any event prior to the

Expiration Date, consider such Post-Signing Arrangement at a meeting duly called and held. In the event that, following such consideration, the compensation committee of the Administrative Board and/or the Administrative Board (as applicable) determines in good faith that such Post-Signing Arrangement constitutes an Employment Compensation Arrangement, at such meeting the compensation committee of the Administrative Board and/or the Administrative Board (as applicable) shall take all such steps as may be necessary to (i) approve as an Employment Compensation Arrangement such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbour under Rule 14d-10(d)(2) under the Exchange Act with respect to such Post-Signing Arrangement.

8.                                      BIDDER’S AND MELROSE’S INTENTIONS FOLLOWING THE ACCEPTANCE TIME

8.1                               The Parties agree that, as long as no Domination Agreement has been validly entered into between Elster and Melrose or any member of Melrose Group, the Administrative Board shall continue to independently conduct the business operations of Elster according to applicable statutory law and based upon the business strategy currently implemented or further developed in the future by the Administrative Board. Strategy and execution of the strategy for the Elster business shall remain the responsibility of the Administrative Board.

8.2                               As long as no Domination Agreement has been validly entered into between Elster and Melrose or any member of Melrose Group, Bidder and Melrose will not instruct its directors, officers and employees serving as members of the Administrative Board or managing directors of Elster to take any action which would not be in the best interest of Elster Group.

8.3                               Melrose acknowledges that Elster pursues a successful strategy. Melrose, based on the available information, supports this strategy of Elster and intends to assist Elster in the implementation of such strategy. Melrose supports the restructuring and reinvestment program authorised by the Administrative Board of Elster on 21. February 2012 including any extension or acceleration thereof (the Operational Excellence Plan, “Project Orange”) and intends to work with the Administrative Board to maximise the efficiencies and gains to be made through this program.

8.4                               Melrose intends to add value to the Elster Group by supporting Elster’s management team in investing in new product developments, making bolt-on acquisitions and pursuing organic growth to ensure the success of their businesses and by providing Elster with access to the internal resources of Melrose, including its experts in finance, organizational design, human resources and capital markets. The Elster Group will further benefit from the New Facilities which can be used by the Elster Group inter alia to refinance the Elster Existing Facilities as well as to finance future acquisitions and organic growth. Melrose’s fast and streamlined decision-making process will enable Elster Group to react timely and effectively to opportunities if and when they come up.

8.5                               Other than those changes already planned by the Administrative Board as of the date hereof and the replacement and refinancing of the Elster Existing Facilities and the Senior Notes in accordance with Section 4 above, Melrose and Bidder in its function as future shareholders of Elster will not for a term of two years after the Acceptance Time cause Elster to

8.5.1                     change the location of the corporate seat and head office of Elster in Essen;

8.5.2                     change the corporate seats and locations of Elster and those of its subsidiaries listed as “Significant Subsidiaries” in Elster’s F-20 filing with the SEC dated 2 March 2012 (the “Significant Subsidiaries”);

8.5.3                     change the use of the assets and future obligations;

8.5.4                     sell or otherwise dispose of substantial assets of the Elster Group, including the R&D facilities;

8.5.5                     break-up the Elster Group by selling or otherwise disposing of Elster’s core segments gas, electricity, water and smart grid; or

8.5.6                     merge or otherwise combine businesses of the Elster Group with businesses of the Melrose Group.

8.6                               Melrose acknowledges that the dedicated workforce of Elster and the members of the Elster Group is the foundation of the current and future success of Elster. Melrose intends to have a constructive dialogue with all of Elster’s workforce constituencies and to support the Administrative Board in maintaining and developing an attractive and competitive framework to retain an excellent and worldwide employee base. Save as provided for in Section 8.3 above, Melrose has no intention to cause Elster to reduce the current workforce of Elster or any member of the Elster Group beyond the current plans of the Administrative Board.

8.7                               Melrose respects the rights of the employees, works councils and unions existing within or with regard to the Elster Group according to applicable laws, regulations and agreements. Melrose intends to maintain the employment conditions and the conditions in organizations of the employee representatives and representation bodies of Elster and the members of the Elster Group in the ordinary course of business consistent with past practice and Melrose has no intention to carry out any specific measures to substantially modify any of the foregoing.

8.8                               Following a possible delisting of Elster in accordance with Section 11.1 below, Melrose may consider certain of the headquarter and central services functions of Elster Group (the “Service Functions”) as public company related costs which might be discontinued in total or in part following the delisting.

In order to soften the effects of any actual discontinuation of Service Functions, Elster and Melrose have agreed the following:

8.8.1                     The employees affected by the full or partial discontinuation of any Service Functions shall be offered an equivalent position at Elster Group, to the extent that such a position is available and the respective employee is suited for such position.

8.8.2                     Funds of up to EUR 2,000,000 (the “Employee Funds”) shall be paid to employees (in the aggregate amount for all such employees) if and to the extent the following conditions are met:

(i)                                     the employees are on the payroll of Elster Group on the date hereof;

(ii)                                  the employees are (a) entitled to a base salary of EUR 100,000 or less gross per annum (excluding bonus) or (b) separately to be agreed between Elster and Melrose;

(iii)                               the employees are actually affected by the total or partial discontinuation of Service Functions (irrespective of whether these Service Functions are explicitly listed in this Section 8.8) such that their position actually falls away upon the employer’s initiative; and

(iv)                              employees meeting the conditions set forth in (i) through (iii) have not accepted an equivalent position at Elster Group

(the “Qualifying Employees”).

8.8.3                     Qualifying Employees shall receive, in addition to any statutory claims they may have, a payment equal to their annual gross compensation (excluding bonus) on a first come first serve basis until the Employee Funds are exhausted, provided, however, that any payments received by a Qualifying Employee under other voluntary employee plans disclosed to Melrose shall be credited to such payments.

8.8.4                     Melrose will compensate Elster Group for amounts actually paid under the Employee Funds to Qualifying Employees upon Elster’s request after receipt of evidence that payment has been made and an unconditional and full release by such employee that no further compensation is further due.

8.9                               Melrose intends to support Elster in order to capitalize on its successful brand “Elster” and further enhance the brand awareness. Melrose has no intention to change the current brand strategy of Elster or the corporate name of Elster.

8.10                        Nothing in this Section 8 shall preclude the Administrative Board to manage Elster in the best interests of Elster and its stakeholders, including the shareholders, employees and customers, as required by German Stock Corporation law.

8.11                        Melrose acknowledges that Elster’s reporting is based on US GAAP and that Elster has to continue to report under US GAAP until the deregistration with the SEC. After the Announcement Date, the Parties shall cooperate in good faith to find solutions to provide adequate financial reporting based on Melrose IFRS (reconciliation from US-GAAP to Melrose IFRS), including also for the purpose of calculating and testing compliance with the financial covenants under the New Facilities Agreement, as soon as practicably possible but not before the preparation of the financial statements for the business year ending on 31 December 2012. The cost for such additional reporting based on Melrose IFRS shall be borne by Melrose if and to the extent such additional reporting is not required under the Senior Notes Indenture as of the date of the Investment Agreement.

9.                                     BOARD COMPOSITION / MANAGING DIRECTORS

9.1                               The Administrative Board of Elster currently consists of ten members elected by the shareholders of whom the Chief Executive Officer and the Chief Financial Officer are also two of the three managing directors. The remaining eight members of the Administrative Board are non-executive members.

9.2                               Melrose and Rembrandt have agreed that subject to (i) the Tender Offer not having expired or been terminated without Melrose and/or the Bidder having accepted for payment validly tendered and not properly withdrawn Company Shares representing at least a majority stake in Elster and (ii) each relevant member of Elster Group agreeing, if required, to a shortening of any applicable notice period, Rembrandt shall procure that — as far as legally permissible and in compliance with their fiduciary duties, in particular their duties of care and loyalty under Section 93 Stock Corporation Act, and in particular unless mis-timed (zur Unzeit) — each of Marc Strobel, Gregor Hilverkus and Steve Koltes resigns as a member of the Administrative Board and as a director of any other member of the Elster Group with effect from the date on which Melrose delivers to the individual written evidence reasonably acceptable to the individual that Melrose and/or the Bidder has deposited with the tender agent the aggregate consideration due and payable to holders of Company Shares that Melrose and/or the Bidder has accepted for payment during the initial offering period of the Tender Offer or, if not practicable, on the first trading day of the Federal Republic of Germany immediately following such date.

9.3                               Each of Howard Dyer, Rainer Beaujean, Clayton Brendish, Michael Cannon, John Delucca and Jill Smith have undertaken — as far as legally permissible and in compliance with their fiduciary duties, in particular their duties of care and loyalty under Section 93 Stock Corporation Act, and in particular unless mis-timed (zur Unzeit) — with Melrose that, subject to (i) Bidder having accepted for payment validly tendered and not properly withdrawn Company Shares representing at least a majority stake in Elster and (ii) each relevant member of the Elster Group agreeing, if required, to a shortening of any applicable notice period, they will resign as member of the Administrative Board and as directors of any other member of the Elster Group in each case with effect from the date on which Melrose delivers to the individual written evidence reasonably acceptable to the individual that Melrose and/or Bidder has deposited with the tender agent the aggregate consideration due and payable to holders of the Company Shares that Melrose and/or Bidder has accepted for payment during the initial offering period of the Tender Offer, or, if not practicable, on the first trading day of the Federal Republic of Germany immediately following such date.

9.4                               With respect to the resignations pursuant to Sections 9.2 and 9.3 above, the Administrative Board hereby agrees to (i) waive the one-month notice period pursuant to Section 7.5 of the articles of association of Elster if then legally permissible and (ii) procure, to the extent legally permissible, that each relevant member of the Elster Group agrees, if required and if legally permissible, to a shortening or waiver of any applicable notice period.

9.5                              Immediately following the resignation pursuant to Sections 9.2 and 9.3 above, Simon Beresford-Wylie as the remaining member of the Administrative Board shall, subject to applicable law and without the intention to interfere with the rights and powers of the competent bodies of Elster, file an application with the competent court for the appointment of the following four new members of the Administrative Board: Simon Peckham, Geoff Martin, who have already gained a good understanding of Elster Group in the due diligence process and their discussions with the Administrative Board and the management, and two further directors to be proposed by Melrose.

9.6                               Immediately following the appointment of the new members of the Administrative Board by the court, Simon Beresford-Wylie will resign as member of the Administrative Board and the Administrative Board may file an application with the competent court for the appointment of one further member of the Administrative Board, such member to be proposed by Melrose.

9.7                               If and to the extent the members of the Administrative Board have informed the Administrative Board of their intention to resign in accordance with this Section 9, Elster shall state in the Schedule 14D-9 these members’ intention to resign as members of the Administrative Board including the timing and the conditions thereto.

9.8                               Unless otherwise permitted by law or the NYSE, two of the four new members of the Administrative Board appointed pursuant to Section 9.5 above and the further member of the Administrative Board appointed pursuant to Section 9.6 above shall be “independent directors” as defined by Rule 303A.06 of the NYSE Listed Company Manual.

9.9                               Rainer Beaujean has further undertaken — as far as legally permissible and in compliance with his fiduciary duties, in particular his duties of care and loyalty under Section 93 Stock Corporation Act, and in particular unless mis-timed (zur Unzeit) — to Melrose that he will resign as managing director of Elster with effect as of the same date as as member of the Administrative Board pursuant to Section 9.3 above. Consequently, upon termination of his service contract, Rainer Beaujean shall be entitled for the payment under the change of control clause provided for in his service contract in case of a termination before 30 September 2013 following a change of control. Prior to the date hereof, the Administrative Board concluded a respective settlement agreement with Rainer Beaujean reflecting the above (in particular shortening the applicable notice period) subject to the condition precedent that Rainer Beaujean’s resignations as a member of the Administrative Board and as a managing director of Elster become effective. This Section 9.9 constitutes a contract for the benefit of a third party (Vertrag zugunsten Dritter) pursuant to Section 328 of the German Civil Code (Bürgerliches Gesetzbuch — BGB) vis-à-vis each and both of the Parties.

9.10                        Simon Beresford-Wylie has further undertaken — as far as legally permissible and in compliance with his fiduciary duties, in particular his duties of care and loyalty under Section 93 Stock Corporation Act, and in particular unless mis-timed (zur Unzeit) — to Melrose that he will resign as managing director member of Elster with effect as of the same date as as member of the Administrative Board pursuant to Section 9.5 above. Prior to the date hereof, the Administrative Board concluded a respective settlement agreement with Simon Beresford-Wylie reflecting the above (in particular shortening the applicable notice period) subject to the condition precedent that Simon Beresford-Wylie’s resignations as a member of the Administrative Board and as a managing director of Elster become effective. This Section9.10 constitutes a contract for the benefit of a third party (Vertrag zugunsten Dritter) pursuant to Section 328 of the German Civil Code (Bürgerliches Gesetzbuch — BGB) vis-à-vis each and both of the Parties.

9.11                        Subject to applicable law and without the intention to interfere with the rights and powers of the competent bodies of Elster, it is proposed to appoint Simon Peckham as new managing director and CEO and Geoff Martin as new managing director and CFO. Thomas Preute will remain managing director and Chief Legal Officer of Elster after the Acceptance Time in order to safeguard the continuity of the ongoing business and compliance with legal requirements.

10.                               SHARE AND OPTION PLANS

10.1                        Elster has implemented a long term incentive plan (the “LTIP”) for certain members of the Elster management. The participants and awards are shown in the agreed form LTIP table.

10.2                        The Administrative Board and the Compensation Committee of the Administrative Board shall have each (to the extent each of them is the “Responsible Body” for the purposes of the LTIP rules (the “Rules”), to the extent permissible under the LTIP and subject to the Acceptance Time occurring, irrevocably:

10.2.1              resolved in accordance with Rule 3.4 and Rule 7, not to issue any Company ADSs held in treasury to satisfy any awards which would vest under the LTIP as a result of the announcement or the completion of the Tender Offer but to settle any such LTIP awards only in cash;

10.2.2              determined that the reduction in the number of Vested Shares (as defined in the Rules) as determined by Rule 10.5 shall be calculated by reference to an estimated date of the change of control of 6 August 2012 rather than the date of announcement of the offer to the public;

10.2.3              determined that the EPS condition for the awards made on 30 September 2010 has been partially met and that accordingly 25.89% of this half of the 2010 Awards shall vest but that the remaining 74.11% of this element of the 2010 Awards shall lapse in full upon completion of the Melrose Tender Offer, as set out in the agreed form LTIP table;

10.2.4              determined that the EPS Performance Condition for the 2011 awards and the TSR Performance Conditions for the 2010 and 2011 Awards are deemed to have been satisfied in full such that a cash amount, amounting in aggregate to USD 4,993,743, shall be payable, as set out in the agreed form LTIP table;

10.2.5              confirmed that the Company ADSs held in treasury will not be issued for any other purpose prior to completion of the Tender Offer.

11.                               INTENTIONS REGARDING POSSIBLE POST TENDER OFFER MEASURES

11.1                        Following the Acceptance Time, there may then be so few remaining holders of Company ADSs and publicly held Company ADSs that such Company ADSs will no longer be eligible to be listed on the NYSE and may be delisted by the NYSE. In addition, subject to shareholders’ approval (if and to the extent required), Elster has the ability to take all necessary steps to voluntarily discontinue the listing of the Company ADSs on the NYSE after the Acceptance Time. If and to the extent required by applicable German law Melrose will then offer an adequate compensation to those Elster shareholders who wish to sell their Company ADSs following the delisting.

11.2                        If, following the Acceptance Time or at any time thereafter, Bidder is reasonably expected to have the qualified majority in the general meeting of Elster, Melrose intends to enter into a Domination Agreement with Elster as controlled company.

11.3                        If, following the Acceptance Time or at any time thereafter, Melrose, directly or indirectly, holds at least 95% of the registered share capital of Elster, Melrose intends to effect a buy-out of the remaining shareholders by way of a squeeze-out pursuant Sections 327a et seq. of the Stock Corporation Act.

11.4                        If, following the Acceptance Time or at any time thereafter, Melrose, directly or indirectly, holds at least 90% of the registered share capital of Elster, Melrose intends to consider effecting a buy-out of the remaining shareholders by way of a so-called merger squeeze-out pursuant to Section 62 (5) of the German Reorganisation Act (Umwandlungsgesetz — UmwG) in connection with Sections 327a et seq. of the Stock Corporation Act.

11.5                        Melrose and Bidder confirm that any of the measures described in this Section 11 will be implemented in accordance with the requirements of applicable law.

12.                               TERM, TERMINATION

12.1                        Unless this Investment Agreement is validly terminated in accordance with Section 12.2 below, it shall have a fixed term until the second anniversary of the Acceptance Time except as set forth below.

If no Domination Agreement has been validly entered into between Elster and Melrose or a member of the Melrose Group on the second anniversary of the Acceptance Time, Section 4 above and Sections 13.2 to 13.14 below shall continue to be valid until the earlier of (i) a Domination Agreement between Elster and Melrose or a member of the Melrose Group being registered in the competent commercial register(s) or (ii) the fifth anniversary of the Acceptance Time.

12.2                        This Investment Agreement may only be terminated:

12.2.1              by mutual written consent of the Parties;

12.2.2              by either Party if:

(i)                                     the Acceptance Time shall not have occurred on or prior to 25 October 2012 (the “Drop Dead Date”) provided that the right to terminate this Investment Agreement pursuant to this Section 12.2.2(i) shall not be available to any Party whose breach of this Investment Agreement shall have been the primary cause for the Acceptance Time not having occurred on or prior to the Drop Dead Date; or

(ii)                                  any court of competent jurisdiction or other governmental entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the acceptance for payment for, Company Shares pursuant to the Tender Offer, the occurrence or enforcement of which would reasonably be expected to be materially adverse to the Melrose Group (in case of a termination by Melrose and/or the Bidder) or the Elster Group (in case of a termination by Elster), in each case taken as whole.

12.2.3              by Elster if:

(i)                                     there is a Change in the Melrose Recommendation;

(ii)                                  any of the Resolutions is not duly passed on or prior to 9 August 2012 (or such other date as may be agreed in writing by the Parties) or, once passed, is revoked or adversely modified thereafter;

(iii)                               Melrose or Bidder has not submitted all antitrust and competition filings to the relevant Antitrust Authorities on or prior to 31 July 2012, provided that the right to terminate this Investment Agreement pursuant to this Section 12.2.3(iii) shall not be available to Elster if the delay is attributable to a breach by Elster of its obligations in Section 5.2 above; or

(iv)                              any filing in court, order, notice or appointment being taken or made by or in respect of Melrose or Bidder for a moratorium, composition, compromise or arrangement with creditors, administration, liquidation; dissolution, receivership (administrative or otherwise), or Melrose or Bidder becomes insolvent or is unable to pay its debts as they fall due.

provided, however, that Elster shall only be entitled to terminate this Investment Agreement prior to the Drop Dead Date on the basis of these Sections 12.2.3(ii) or 12.2.3(iii) (as the case may be) if Melrose, within ten (10) Business Days after Elster has informed Melrose that it intends to terminate this Agreement on the basis of Sections 12.2.3(ii) or 12.2.3(iii), has failed to demonstrate to Elster’s satisfaction that there is a reasonable prospect of full remedy prior to the Drop Dead Date.

12.2.4              by Melrose if:

(i)                                     the underwriting agreement dated on or about the date hereof between Melrose, J.P. Morgan Securities Ltd, Investec Bank PLC, Barclays Bank PLC, HSBC Bank PLC and RBC Europe Limited is terminated;

(ii)                                  Elster breaches its obligations set forth in Sections 3.2, 3.4 or 3.6 above or it or its members of the Administrative Board or its managing directors take any action or fail to take any action that constitutes a breach of Sections 3.2, 3.4 or 3.6 above and, for the purposes of this Section 12.2.4(ii), Sections 3.5.2 and 3.5.3 of the Elster Recommendation Requirement shall be deemed not to apply;

(iii)                               insolvency proceeding have been opened over the assets of Elster pursuant to Section 27 of the German Insolvency Act (Insolvenzordnung - InsO), the opening of such insolvency proceeding has been rejected for lack of assets pursuant to Section 26 of the German Insolvency Act, or Elster is illiquid, over-indebted or illiquidity is pending, in each case within the meaning of Sections 17 through 19 of the German Insolvency Act;

(iv)                              following the date hereof and prior to the Acceptance Time, a Company MAC under lit. (iv) of Exhibit 2.1.4 occurs and has not been cured by the Cure Date (as defined in Section 12.3 below);

(v)                                 following the date hereof and prior to the Acceptance Time, Elster or any member of the Elster Group fails to operate its respective business in the ordinary and usual course and consistent with past practice and such failure (or combination of such failures) result, or would reasonably be expected to result, in (i) a reduction in Elster’s EBITDA of at least EUR 75,000,000 or (ii) a material adverse effect in excess of EUR 125,000,000 on Elster’s net assets (each a “Relevant Ordinary Course Breach”) and together the “Relevant Ordinary Course Breaches”) and such Ordinary Course Breach has not been cured by the Cure Date,

(vi)                              subject to Section 12.2.5 below, following the date hereof and prior to the Acceptance Time, Elster or any of its Significant Subsidiaries takes any of the following actions until the Acceptance Time (each a “Relevant Action” and together the “Relevant Actions”) and such Relevant Action has not been cured by the Cure Date:

(a)                                 any acquisition or disposal or grant of any right or option in respect of any assets, in each case (i) not being in the ordinary and usual course of trading on arm’s length terms and (ii) not being an immaterial M & A transaction having a value not exceeding EUR 5 million in the aggregate;

(b)                                 discontinuing or ceasing to operate all or any material part of its business;

(c)                                  any proposal or recommendation to Elster’s shareholders to declare, authorise, make or pay a dividend (in cash or in specie) or other distribution of a similar nature or taxed in the same way as a dividend or any reduction of capital (other than lawfully made by any member of the Elster Group to another member of the Elster Group, as the case may be);

(d)                                 other than pursuant to the exercise of options and/or satisfaction of awards under established employee schemes or plans, any creation, allotment or issue of, or any grant of any option over or other right to subscribe for or otherwise acquire, any share or securities of Elster, or securities convertible or exchangeable into any of the foregoing, or any alteration or amendment to the terms or rules of any share scheme or plan;

(e)                                  any acquisition, reduction, redemption or purchase by a member of the Elster Group of shares of Elster other than in the ordinary and usual course of business in connection with the LTIP in accordance with the existing share buy back program carried out under the stock purchase plan engagement agreement dated 6 March 2012 between Elster and Merrill Lynch, Pierce, Fenner & Smith Incorporated;

(f)                                   any proposal or recommendation to Elster’s shareholders to alter any of the provisions of the articles of association or relevant incorporation documents or adopting or passing or proposal of further regulations or resolutions inconsistent therewith;

(g)                                  any amendments to the terms and conditions of employment (including remuneration and benefits) of any member of the Administrative Board or the managing directors of Elster other than agreed in this Investment Agreement;

(h)                                 any payments of any kind not provided for in the respective employment or service agreements or any applicable incentive program (including the LTIP), in each case as in effect as of the date hereof, to any member of the

Administrative Board or the managing directors of Elster except for payments under policies that are not exclusively designed for members of the Administrative Board or the managing directors, e.g. travel reimbursement policies and the like;

(i)                                     any payments of any kind exceeding an aggregate amount of EUR two (2) million not provided for in the respective employment or service agreements or any applicable incentive program (including the LTIP), in each case as in effect as of the date hereof, to the employees of any member of the Elster Group other than in the ordinary and usual course of business;

(j)                                    any proposal or recommendation to Elster’s shareholders to appoint new members of the Administrative Board other than agreed in this Investment Agreement;

(k)                                 any appointment of new managing directors of Elster other than agreed in this Investment Agreement;

(l)                                     any amendment to the Deposit Agreement that by its terms would require notice to holders of outstanding receipts prior to taking effect except if and to the extent required in order to implement the Transaction in accordance with this Investment Agreement;

(m)                             entry into of any agreement or the assumption of any obligation (in each case, whether conditional or otherwise) to do any of the foregoing.

12.2.5              Melrose shall not be entitled to exercise its termination right pursuant to Section 12.2.4(vi) above if

(i)                                     the Relevant Action is required in relation to the implementation of Project Orange;

(ii)                                  the Relevant Action is required to respond to information requests from Elster Group employees regarding the discontinuation of Service Functions pursuant to Section 8.8 above;

(iii)                               the Relevant Action has been approved by the Administrative Board and disclosed to Melrose prior to the date hereof;

(iv)                              the Relevant Action is required for the completion or performance of any obligations undertaken pursuant to any contract entered into prior to the date hereof without having been approved by the Administrative Board;

(v)                                 the Relevant Action is required to be done by this Investment Agreement or in order to implement the Transaction in accordance with the terms of this Investment Agreement;

(vi)                              Melrose has either given its prior written consent to the Relevant Action or has unreasonably withheld or delayed such consent or Elster has taken the Relevant Action at the written request of Melrose;

(vii)                           the Relevant Action is required by a court order or applicable laws (other than compliance of the Administrative Board with its fiduciary duties under German law, in particular the duty of care and loyalty under Section 93 of the Stock Corporation Act); or

(viii)                        the Relevant Action pursuant to Sections 12.2.4(vi)(a), 12.2.4(vi)(b) and, to the extent it relates to Sections 12.2.4(vi)(a) or 12.2.4(vi)(b), also Section 12.2.4(vi)(m) above is not likely to have a Conduct Material Adverse Effect, provided, however, in case the Administrative Board is aware of the Relevant Action in advance, this Section 12.2.5(viii) shall not apply. For the purpose of this Investment Agreement, “Conduct Material Adverse Effect” means any change, event, development, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the business, financial condition, assets, liabilities or results of operations of the Elster Group, taken as a whole.

12.3                        For the avoidance of doubt, in order to enable Elster to remedy the effects of a Company MAC, a Relevant Ordinary Course Breach or a Relevant Action to which Section 12.2.5 above does not apply, Bidder and Melrose shall not be entitled to terminate this Investment Agreement on the basis of Sections 12.2.4(iv), 12.2.4(v) or 12.2.4(vi) above prior to the Business Day immediately preceding the Drop Dead Date (the “Cure Date”).

12.4                        Notice of any termination must be given in writing. Such notice will take effect immediately upon it being given in accordance with Section 13.3. None of the Parties shall be entitled to terminate this Investment Agreement after the Acceptance Time. If this Investment Agreement is terminated pursuant to this Section 12, all further obligations of the Parties under this Investment Agreement will terminate, except that the provisions of Sections 13.3 below to 13.14 below will survive; provided, however, that if this Investment Agreement is terminated by a Party because of a breach of this Investment Agreement by the other Party or because one or more of the conditions to the terminating Party’s obligations under this Investment Agreement have not been satisfied as a result of the other Party’s failure to comply with its obligations under this Investment Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

13.                               MISCELLANEOUS

13.1                        General Cooperation / Undertaking

Subject to the terms and conditions of this Investment Agreement and in so far as they are legally able, the Parties shall exercise all reasonable commercial efforts to effect and complete the Transaction and shall, in particular, execute all further agreements and documents, do all such things and exchange all information necessary to effect and complete the Transaction.

Subject to the terms and conditions of this Investment Agreement, Melrose and Bidder shall as soon as reasonably practical after the date hereof (i) exercise all reasonable commercial efforts to satisfy the Offer Conditions, the conditions in the Prospectus and the conditions in the New Facilities Agreement, and (ii) comply with requests by the SEC and the UKLA.

Melrose hereby undertakes to procure that Bidder complies with all obligations of Bidder under this Investment Agreement and will have the funds required to fulfil its obligations under the Tender Offer if and when needed.

13.2                        Unless otherwise agreed between Melrose and Elster, Melrose undertakes to ensure that in case of any restructuring, transaction or other event that results in Melrose no longer being the ultimate holding company of Elster (including without limitation by way of setting up a new company which shall become the parent of Melrose and assume all or any of the rights and obligations of Melrose by way of transfer of rights assumption of obligations), the new ultimate holding company will accede to this Investment Agreement and all of Melrose’s obligations and liabilities thereunder shall be assumed by the new ultimate holding company by way of assumption of contract (Vertragsübernahme), legal succession (Rechtsnachfolge) or otherwise. Melrose will continue to be jointly and severally liable vis-à-vis Elster to the extent possible. In case of subsequent other restructurings, transactions or other events this clause shall apply accordingly.

13.3                        Notices

13.3.1              All notices and other communications hereunder shall be made in writing in the English language and delivered by hand, by courier, by mail with return receipt (Einschreiben mit Rückschein), by fax or by email (in which case the notice must also be given by courier) to the persons at the addresses set forth below, or such other person or address as may be designated by the respective Party to the other Party in the same manner:

If to Melrose or Bidder, to the address of Melrose on the cover page of this Investment Agreement

FAO: Joff Crawford
Melrose PLC
joff.crawford@melroseplc.net
F +44 20 7647 4501

with a copy to:

Adam Signy
Partner
Simpson Thacher & Bartlett LLP
asigny@stblaw.com
F +44 20 7275 6502

and

Bernd Wirbel
Partner
Hengeler Mueller
bernd.wirbel@hengeler.com
F +49 211 8304 170

If to Elster, to the address on the cover page of this Investment Agreement

FAO: Thomas Preute
Chief Legal Officer
Elster Group SE
thomas.preute@elster.com
F +49 (0) 201 54 58 352

with a copy to:

Birgit Reese
Partner
Allen & Overy LLP
birgit.reese@allenovery.com
F +49 (0) 211 2806 7610

provided that a Party may change its notice details on giving notice to the other Party of the change in accordance with this Section 13.3.

13.3.2              Any notice given under this Investment Agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

13.4                        Confidentiality; Public Announcements

13.4.1     Melrose may disclose the contents and a copy of this Investment Agreement in the Tender Offer Documents, the Prospectus and/or the Circular and in any other public announcements relating thereto. Elster may disclose the contents and a copy of this Investment Agreement in its Schedule 14D-9 and in any other public announcements relating to the Tender Offer. The Parties are in agreement that (i) Melrose may disclose this Investment Agreement, the Non-Disclosure Agreement, the Cost-Compensation Agreement and the Indemnification Agreement to financing sources providing or anticipated to provide financing in relation to the Transaction; (ii) Elster may disclose this Investment Agreement, the Non-Disclosure Agreement, the Cost-Compensation Agreement and the Indemnification Agreement to its current or future financing sources and (iii) that either Party may disclose such documents where it is required by law or registry or regulatory requirements to do so.

With the exception of Elster’s right to announce a Change in the Recommendation in accordance with Section 3.7 above, neither Party will issue a press release or any other public statement with respect to the transactions contemplated by this Investment Agreement without the consent of the other Party (not to be unreasonably withheld or delayed), except as required by applicable law or by a court or any securities exchange or regulatory or governmental body to which the relevant Party is subject or submits wherever situated, in which case the Party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such press release or other public statement with the other Party before making it.

13.5                        Fees and Expenses

Except as provided otherwise in the Cost Compensation Agreement and the Indemnification Agreement, each Party shall bear all fees and expenses it incurs in connection with this Investment Agreement and the transactions contemplated herein, whether or not the transactions contemplated hereunder are consummated. Melrose shall be responsible for the payment of all filing fees in connection with all antitrust and competition filings, including the filings under the HSR Act.

13.6                       Third Party Beneficiaries

Except as otherwise provided for in this Agreement, the Parties do not intend that any term of this Investment Agreement should constitute a contract for the benefit of a third party person (Vertrag zugunsten Dritter) who is not a party to this Investment Agreement pursuant to Section 328 of the German Civil Code (Bürgerliches Gesetzbuch — BGB).

13.7                        Entire Agreement

This Investment Agreement (including the Exhibits hereto), together with the Non-Disclosure Agreement, the Cost Compensation Agreement and the Indemnification Agreement, constitutes the whole and only agreement between the Parties relating to the Transaction. To the extent of any inconsistency between this Investment Agreement and the Non-Disclosure Agreement, the Cost Compensation Agreement and the Indemnification Agreement, this Investment Agreement shall prevail. Save for any such inconsistency, the Non-Disclosure Agreement shall remain in full force and effect in accordance with its respective terms until the Acceptance Time, in which case the Non-Disclosure Agreement shall terminate, save that the provisions therein relating to confidentiality shall survive in accordance with the terms of the Non-Disclosure Agreement.

13.8                        No Waiver

(a)                                 No delay or omission by any Party in exercising any right, power or remedy provided by law or under this Investment Agreement shall affect such right power or remedy or operate as a waiver thereof.

(b)                                 The single or partial exercise of any right, power or remedy provided by law or under this Investment Agreement shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy except where expressly stated herein.

(c)                                  The rights, powers and remedies provided in this Investment Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

13.9                        Assignment

No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Investment Agreement without the prior written consent of the other Party.

13.10                 Amendments and Waivers

Any provision of this Investment Agreement (including this Section 13.10) may be amended or waived only if such amendment or waiver is by written instrument executed by all Parties and explicitly referring to this Investment Agreement.

13.11                No Set-off

Any payment to be made by any Party under this Investment Agreement shall be made in full without any set-off, restriction, condition or deduction for or on account of any counterclaim.

13.12                 Counterparts

This Investment Agreement may be executed in any number of counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Investment Agreement, but all the counterparts shall together constitute but one and the same instrument.

13.13                 Governing Law, Arbitration and Jurisdiction

13.13.1       This Investment Agreement shall be governed by, and construed in accordance with, the laws of Germany.

13.13.2       All disputes, controversies or claims (a “Dispute”) arising out of or in connection with this Investment Agreement, including the breach, termination or invalidity thereof, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “Rules”) by three arbitrators appointed in accordance with the Rules and this Section 13.13 (the “Tribunal”).

13.13.3       The place of arbitration shall be Düsseldorf, Germany, and the language to be used in the arbitral proceedings shall be English.

13.13.4       One arbitrator will be nominated by each party to the Dispute and the third arbitrator, who will be the Chairman of the Tribunal, will be appointed by the ICC Court of Arbitration (the “ICC Court”) in accordance with the Rules.

13.13.5       The Parties shall have the right to seek interim relief from a court of competent jurisdiction, at any time before and after the arbitrators have been appointed, up until the arbitrators have made their final award.

13.14                 Severability

Should a provision of this Investment Agreement or a provision later on included in this Investment Agreement be or become null and void as a whole or in part, or should a gap in this Investment Agreement become evident, this does not affect the validity of the remaining provisions. Instead of the null and void provision, or in order to fill the gap, such valid and practicable regulation must be agreed that in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Investment Agreement if they had considered the point when entering into this Investment Agreement. If the nullity of a provision is due to a degree of performance or time (period or deadline) laid down in this provision, then the provision is deemed to be agreed with a legally permissible degree that comes closest to the original degree.

29 June 2012

Elster Group SE

By:	/s/ Simon Beresford-Wylie	By:	/s/ Thomas Preute

29 June 2012

Melrose PLC

By:	/s/ Geoffrey Martin	By:	/s/ Simon Peckham

Mintford AG

By:	/s/ Geoffrey Martin	By:	/s/ Garry Barnes

Exhibit 2.1.4

Offer Conditions — Bidder is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Bidder’s obligation to pay for or return tendered Company Shares promptly after termination or expiration of the Tender Offer), required to pay for any tendered Company Shares if at any then-scheduled Expiration Time:

(i)                                     there shall not have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Time that number of Shares that represents at least 75% of the total share capital of Elster as of the Expiration Time (such condition, the “Minimum Condition”);

(ii)                                  (a) The waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), shall not have expired or been earlier terminated (such condition, the “HSR Condition”),

(b)(1) approval from the European Commission shall have been denied, or not have been received and not have been deemed granted under Article 10(6) of Council Regulation (EC) No 139/2004 of the European Union (the “EUMR”), or (2)(A) if the European Commission has adopted a decision under Article 9 of the EUMR to refer the Offer in whole or in part to any competent authority of any Member State of the European Union or of the European Economic Area, all such competent authorities in each Member State of the European Union or of the European Economic Area to which the whole or part of the Offer has been referred shall not have approved the Offer, or applicable waiting periods in respect of the Offer shall not have expired or been earlier terminated, and (B) if only a part of the transactions contemplated by the Offer has been referred to a Member State of the European Union or of the European Economic Area, the European Commission shall not have approved that part of the Offer not so referred to a competent authority under Article 6(1)(b), 6(2), 8(1) or 8(2) of the EUMR, or shall not be deemed to have approved the Offer under Article 10(6) of the EUMR (such condition, the “EU Approval Condition”) and

(c) approval of the transactions contemplated by the Offer from the competition authorities in Russia and Ukraine shall have (i) been denied, (ii) not been received, or (iii) not been deemed granted (such condition(s), together with the HSR Condition and the EU Approval Condition, the “Regulatory Conditions”);

(iii)                               any judgment, order, decree or law (in the United States, the United Kingdom or in the Federal Republic of Germany) shall have been entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition shall be in effect enjoining or otherwise preventing or materially delaying the making of the Offer, the acceptance for payment of any ADSs or Ordinary Shares, Melrose’s or Bidder’s full rights of ownership and voting of the ADSs and Ordinary Shares or Melrose’s or Bidder’s ownership or operation of Elster;

(iv)                              any change or changes shall have occurred in Elster’s or its subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or prospects that has had or could reasonably be expected to have a material and adverse effect on Elster or its subsidiaries, taken as a whole;

(v)                                 Melrose’s shareholders shall not have approved (a) the acquisition of Elster by Melrose for purposes of the United Kingdom stock exchange listing rules and (b) the creation and authorization of the issuance of ordinary shares of Melrose for purposes of the Rights Issue, at a Melrose shareholder meeting to be called for such purposes (such conditions, collectively, the “Melrose Shareholder Approval Condition”);

(vi)                              the Rights Admission shall not have occurred (such condition, the “Rights Issue Listing Condition”);

(vii)                           the Investment Agreement shall have been terminated in accordance with its terms;

(viii)                        a Relevant Ordinary Course Breach or a Relevant Action to which Section 12.2.5 does not apply has occurred and has not been cured; or

(ix)                              Elster shall have failed to perform all obligations required to be performed by it under Section 7.5 of the Investment Agreement.